UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15/A

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52083

Perpetual Energy Inc.
(Exact name of registrant as specified in its charter)
3200, 605 – 5th Avenue S.W. Calgary, Alberta T2P 3H5 Canada (403) 269-4400
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)
N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:    265

EXPLANATORY NOTE:  Perpetual Energy Inc. is filing a Form 15/A for the purpose of correcting a clerical error in the Form 15 previously filed on this date.

Pursuant to the requirements of the Securities Exchange Act of 1934, Perpetual Energy Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 22, 2012	By:	/s/ Cameron R. Sebastian
Name: Cameron R. Sebastian
Title: Vice-President, Finance and CFO